Exhibit (a)(1)(D)

FORMS OF OFFER REMINDER

Sample Reminder Email:

Our records show you have not made an election to participate in the MoSys, Inc. Stock Option Exchange Program. This email is to remind you that August 23 at 12:00 P.M. Pacific Time is the final deadline to participate in the Stock Option Exchange Program. If you wish to surrender your eligible options in exchange for replacement options, as described in the offering materials filed with the Securities and Exchange Commission on Schedule TO on July 26, 2016, you must submit a paper Election Form to Human Resources indicating which Eligible Options you wish to exchange in accordance with the instructions provided therein.

There are no exceptions to this deadline so we encourage you not to wait until the last day to make your election if you wish to participate. If you need a replacement election form, please contact Human Resources.

Your participation in the exchange program is completely voluntary. You are not obligated to participate in the exchange program. Any options you do not elect to surrender for exchange will not be canceled and will remain subject to their present terms.

If you have any questions about the program, please contact Human Resources.